Exhibit 99.2

NOTICE OF REDEMPTION OF CERTAIN WARRANTS
(ISIN JE00BJJN4888)

Dear Public Warrant Holder,

Clarivate Analytics Plc (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on March 23, 2020 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated September 6, 2018, by and between Churchill Capital Corp (“Churchill”), and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), as part of the units sold in Churchill’s initial public offering (“IPO”), for a redemption price of $0.01 per Public Warrant (the “Redemption Price”). Pursuant to the transactions contemplated by the agreement and plan of merger dated as of January 14, 2019 (as amended from time to time) among, inter alios, Churchill and the Company, which were consummated on May 13, 2019, the Public Warrants sold in the IPO to purchase shares of Class A common stock of Churchill were converted into warrants to purchase Ordinary Shares on the terms and conditions set forth in the Warrant Agreement.

Each whole Public Warrant entitles the holder thereof to purchase one Ordinary Share for an exercise price of $11.50 per warrant. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price. Warrants to purchase Ordinary Shares that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and still held by the initial holders thereof or their permitted transferees (the “Private Placement Warrants”) are not subject to this notice of redemption.

The Public Warrants are listed on the New York Stock Exchange American market (“NYSE American”) under the symbol “CCC.WS.”

On February 14, 2020, the closing price of the Public Warrants was $10.23 and the closing price of the Ordinary Shares was $21.76. As a result of the redemption of the outstanding Public Warrants, the Public Warrants will cease to be listed on the NYSE American, effective at the close of trading on the Redemption Date.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive, upon surrender of their Public Warrant certificates, the Redemption Price. We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Ordinary Shares equals or exceeds $18.00 per share on each of 20 trading days within any 30 day trading period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Ordinary Shares has been at least $18.00 per share on each of 20 trading days within the 30 day trading period ending on February 14, 2020 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until immediately prior to 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Ordinary Shares. Each whole Public Warrant entitles the holder thereof to purchase one Ordinary Share at an exercise price of $11.50 per whole Public Warrant exercised.

In accordance with Section 3.3.1(b) of the Warrant Agreement, the Company’s board of directors has elected to require that, upon delivery of this notice of redemption, all Public Warrants be exercised only on a “cashless” basis.

As a result of the board of directors having made this election, holders may no longer exercise Public Warrants and receive Ordinary Shares in exchange for payment in cash of the $11.50 per warrant exercise price. Instead, a holder exercising a Public Warrant will be deemed to pay the $11.50 per warrant exercise price by the surrender of 0.5374 of an Ordinary Share that such holder would have been entitled to receive upon a cash exercise of each Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.4626 of an Ordinary Share for each Public Warrant surrendered for exercise.

The number of Ordinary Shares that each exercising warrant holder will receive by virtue of the cashless exercise (instead of paying the $11.50 per warrant cash exercise price) was calculated in accordance with Section 3.3.1(b) of the Warrant Agreement and is equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between $21.40, the average of the last sale price of the Ordinary Shares over the ten trading days ending on February 14, 2020, the third trading day prior to the date of this notice (the “Fair Market Value”) and $11.50, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending:

1. The Public Warrant certificate; and

2. A fully and properly completed “Election to Purchase” (which is located at the back of your Public Warrant certificate), duly executed and indicating, among other things, the number of Public Warrants being exercised, to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department
Telephone: (212) 509-4000

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Public Warrant certificate and the fully and properly completed Election to Purchase must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on March 23, 2020. Public Warrants which are received at or after such time will not be exercised, but will be redeemed at the Redemption Price of $0.01 per Public Warrant.

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For holders of Public Warrants who hold their warrants in “street name,” provided that a notice of guaranteed delivery is received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on March 23, 2020, broker-dealers shall have two business days to deliver the Public Warrants to Continental Stock Transfer & Trust Company.

Any Public Warrant received without the Election to Purchase or the notice of guaranteed delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at the Redemption Price of $0.01 per Public Warrant), and not for exercise.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of the Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their Public Warrants in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants. Persons who are holders of record of their Public Warrants may redeem their Public Warrants by delivering their certificates representing their Public Warrants to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department
Telephone: (212) 509-4000

Any questions you may have about redemption and exercising your Public Warrants may be directed to Continental Stock Transfer & Trust Company at its address and telephone number set forth above.

by:	Clarivate Analytics Plc
dated:	FEBRUARY 20, 2020

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